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                            May 13, 2021

       Todd M. Purdy
       Chief Executive Officer
       Crescent Acquisition Corp
       11100 Santa Monica Blvd., Suite 2000
       Los Angeles, CA 90025

                                                        Re: Crescent
Acquisition Corp
                                                            Amendment No. 3 to
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 6, 2021
                                                            File No. 001-38825

       Dear Mr. Purdy:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed May 6, 2021

       Background of the Business Combination, page 173

   1. We note that you engaged in discussions with Company A from March 2019 through
                                                        April 2019. Please
revise to clarify the first date that you engaged in discussions with
                                                        Company A. In this
regard, we note your statements in the Form S-1 that went effective on March 7, 2019 and
the related 424B4 prospectus that was filed on March 11, 2019 that you had not, at the
time of those filings, engaged in substantive discussions with a potential business
combination target.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Todd M. Purdy
Crescent Acquisition Corp
May 13, 2021
Page 2

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                          Sincerely,
FirstName LastNameTodd M. Purdy
                                                          Division of
Corporation Finance
Comapany NameCrescent Acquisition Corp
                                                          Office of Trade &
Services
May 13, 2021 Page 2
cc:       Michael J. Mies
FirstName LastName